===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                 --------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                 --------------
                                GB HOLDINGS, INC.
                              (Name of the Issuer)
                                GB HOLDINGS, INC.
                   ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.
                               CYPRUS, LLC
                                 BARBERRY CORP.
                          STARFIRE HOLDING CORPORATION
                AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
                       AMERICAN REAL ESTATE PARTNERS L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  BECKTON CORP.
                                  CARL C. ICAHN

                      (Name of Person (s) Filing Statement)
                                 --------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)
            --------------------------------------------------------
                      (CUSIP Number of Class of Securities)
                                GB HOLDINGS, INC.
                            C/O SANDS HOTEL & CASINO
                         INDIANA AVENUE & BRIGHTON PARK
                         ATLANTIC CITY, NEW JERSEY 08401
                            TELEPHONE: (609) 441-4000
                                       and
                   ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.
                            C/O SANDS HOTEL & CASINO
                         INDIANA AVENUE & BRIGHTON PARK
                         ATLANTIC CITY, NEW JERSEY 08401
                            TELEPHONE: (609) 441-4000
  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
          and Communications on Behalf of Person (s) Filing Statement)
                              PHYLLIS LETART, ESQ.
                            C/O SANDS HOTEL & CASINO
                         INDIANA AVENUE & BRIGHTON PARK
                         ATLANTIC CITY, NEW JERSEY 08401
                            TELEPHONE: (609) 441-4633
                                 with copies to:
                               JOEL A. YUNIS, ESQ.
                               WAYNE A. WALD, ESQ.
                          KATTEN MUCHIN ZAVIS ROSENMAN
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 940-8800
This statement is filed in connection with (check the appropriate box):
   a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
   b.[X]   The filing of a registration statement under the Securities Act of
           1933.
   c.[_]   A tender offer.
   d.[_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]
                            CALCULATION OF FILING FEE
 TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
 ----------------------                                   ----------------------
       $28,500,000.00                                              $2305.65
* The transaction valuation was based upon the aggregate shares outstanding of GB Holding, Inc. multiplied by the average of the high and low share price as quoted on the American Stock Exchange on November 12, 2003.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.
[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,513.55       Filing Party: Atlantic Coast Entertainment Holdings, Inc.
Form or Registration No.:  333-110484      Date Filed:   November 14, 2003

================================================================================

                       SECTION 13E-3 TRANSACTION STATEMENT

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission jointly by GB Holdings, Inc., a Delaware corporation ("GB Holdings"), and Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation ("Atlantic Holdings") and an indirect wholly owned subsidiary of GB Holdings, Cyprus, LLC, a Delaware limited liability company ("Cyprus"), Barberry Corp., a Delaware corporation ("Barberry"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API"), Beckton Corp., a Delaware corporation ("Beckton"), and Carl C. Icahn ("Icahn" and collectively with Cyprus, Barberry, Starfire, AREH, AREP, API, and Beckton the "Affiliates") in connection with a series of transactions (collectively referred to as the "Transaction").

             GB Holdings, GB Property Funding Corp., a Delaware corporation ("GB Property"), and a wholly owned subsidiary of GB Holdings, and Greate Bay Hotel and Casino, Inc., a New Jersey corporation ("Greate Bay Hotel"), and a wholly owned subsidiary of GB Holdings, and the Affiliates are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons."

             The terms and conditions of the Transaction are described in the Proxy Statement and Prospectus contained in Atlantic Holdings' Registration Statement on Form S-4 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission (the "SEC") on November 13, 2003 with Registration Number 333-110484.


ITEM 1.       SUMMARY TERM SHEET

             The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" and "SUMMARY" is incorporated herein by reference. The Transaction is comprised of the following events, whereby:


             (a) GB Holdings will transfer all of its assets (other than the stock of GB Property and Greate Bay Hotel) and liabilities (other than its obligations under the 11% Notes due 2005 (the "Existing Notes"), issued by GB Property) to Greate Bay Hotel which will transfer all of the assets and liabilities it received from GB Holdings and substantially all of its assets (other than the stock of Atlantic Holdings) and certain of its liabilities to Atlantic Holdings (which will agree to issue 3% Notes due 2008 (the "New Notes") in exchange for Existing Notes and cancel such Notes) and Atlantic Holdings will subsequently transfer to ACE Gaming, LLC, a New Jersey limited liability company and a wholly-owned subsidiary of Atlantic Holdings ("ACE Gaming") such assets, less the cash that Atlantic Holdings pays to the holders of the Existing Notes that exchange for the New Notes. The Transaction will result in GB Holdings transferring substantially all of its assets to Atlantic Holdings, subject to the right of the holders of the New Notes to acquire 72.5% of the outstanding common stock, par value $ 0.01 per share, of Atlantic Holdings (the "Atlantic Holdings Common Stock"), on a fully diluted basis immediately following consummation of the Transaction, in exchange for all of the New Notes (including the principal and accrued interest) (or a pro rata amount of Atlantic Holdings Common Stock if less than all of the Existing Notes are exchanged).

             (b) Atlantic Holdings, a wholly-owned subsidiary of Greate Bay Hotel will offer the holders of the Existing Notes the opportunity to exchange such notes for (i) $100 in cash for each $1,000 principal amount of Existing Notes exchanged;
                   (ii) on a dollar for dollar basis, the New Notes; and (iii) accrued, but unpaid interest on the Existing Notes. Additionally, Atlantic Holdings, on behalf of GB Holdings, will solicit consents from the holders of the Existing Notes, whereby the holders of the Existing Notes exchanging such Existing Notes will automatically be deemed to have given their consent to (1) the proposed amendments to the indenture governing the Existing Notes (the "Existing Indenture"), (2) the release of the liens on the collateral securing the Existing Notes and (3) the terms of the indenture governing the New Notes.

             (c) Atlantic Holdings will cancel the Existing Notes which the holders elected to transfer to Atlantic Holdings in exchange for the New Notes and issue to Greate Bay Hotel (i) a pro rata share of 72.5% of the Atlantic Holdings Common Stock which shall be proportional to the principal amount of the Existing Notes that are not exchanged; and (ii) either (y) shares of Atlantic Holdings Common Stock or (z) warrants to purchase shares of Atlantic Holdings Common Stock at a purchase price of $0.01 per share ("Warrants," and collectively with the Holders Equity, the "Atlantic Holdings Securities") representing, in the aggregate, 27.5% of the outstanding Atlantic Holdings Common Stock on a fully diluted basis immediately following consummation of the Transaction.

             (d) Through a series of mergers, GB Holdings, Greate Bay Hotel and GB Holdings will merge and GB Holdings will be the surviving entity and (i) the Existing Notes tendered for exchange for the New Notes will be cancelled; (ii) GB Holdings will be the obligor of the Existing Notes; (iii) GB Holdings will own (A) the Holders Equity or (B) the Existing Note Equity and the Warrants and (iv) Atlantic Holdings will be a wholly-owned subsidiary of GB Holdings. GB Holdings will distribute to its stockholders Warrants (if less than 100% of the Existing Notes are exchanged for New Notes) or Holders Equity (if all of the Existing Notes are exchanged for New Notes), as the case may be, representing 27.5% of the outstanding Atlantic Holdings Common Stock on a fully diluted basis immediately following consummation of the Transaction.

             (e) As soon as reasonably practicable following the consummation of the Transaction, GB Holdings will apply to delist the common stock of GB Holdings from trading on the American Stock Exchange by filing an application with the American Stock Exchange and the Securities and Exchange Commission. Also, if 100% of the Existing Notes are exchanged, the Board of Directors of GB Holdings may elect to dissolve GB Holdings, satisfy any obligations or liabilities with its assets, and distribute any remaining assets to its stockholders.


ITEM 2.       SUBJECT COMPANY INFORMATION

             (a) Name and Address. GB Holdings, Inc. is located at c/o Sands Hotel& Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey 08401 and its telephone number is (609) 441-4000.

             (b) Securities. The exact title of the subject class of the equity securities (the "Securities") is:

                                                                                          AMOUNT OUTSTANDING AS OF
                    SUBJECT COMPANY                     TITLE OF SECURITY                     FEBRUARY 11, 2004
                    ---------------                     -----------------                     -----------------
                    GB Holdings            Common stock, par value $0.01 per share               10,000,000

             (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "COMPARATIVE MARKET PRICE INFORMATION" is incorporated herein by reference.

             (d) Dividends. The information set forth in the Proxy Statement under the caption "COMPARATIVE MARKET PRICE INFORMATION" is incorporated herein by reference.

             (e)   Prior Public Offerings. Not applicable.

             (f)   Prior Stock Purchases. Not applicable.

ITEM 3.       IDENTITY AND BACKGROUND OF THE FILING PERSON

             (a)   Name and Address. The filing persons are GB Holdings
                  (the subject company) Atlantic Holdings, Cyprus, Barberry, Starfire, AREP, API, AREH, Beckton, and Carl C. Icahn. Atlantic Holdings is a wholly-owned subsidiary of Greate Bay Hotel, which is a wholly-owned subsidiary of GB Holdings. The business address and telephone numbers of the GB Holdings and Atlantic Holdings are c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey 08401 and (609) 441-4000. Unless otherwise set forth in Annex I to the Proxy Statement, the name and address of each of the executive officers and directors of GB Holdings and Atlantic Holdings (which are identical to each other), which includes Carl C. Icahn (the affiliates of whom control approximately 77% of the outstanding common stock of GB Holdings), are as follows:

                    NAME AND ADDRESS(1)(2)                POSITION
                    -----------------------               --------
                    Carl C. Icahn (3)                     Chairman of the Board

                    Martin Hirsch                         Director

                    John P. Saldarelli                    Director

                                     Page 2




                    Michael L. Ashner                     Director

                    Harold First                          Director

                    Auguste E. Rimpel, Jr.                Director

                    Richard P. Brown                      Chief Executive Officer

                                                          Interim Vice-President, Finance, Chief Financial
                    Douglas S. Niethold                   Officer and Principal Accounting Officer

                   (1) The address of each executive officer and director of GB Holdings and Atlantic Holdings is: c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey 08401.

                   (2) The names and addresses of the directors and executive officers of the Affiliates are set forth on Annex I of the Proxy Statement.

                   (3) Affiliates of Mr. Icahn own approximately 58% of the aggregate principal amount of Existing Notes outstanding and approximately 77% of the common stock of GB Holdings outstanding.


           (b)-(c) Business and Background. The information set forth in the Proxy Statement under the caption "MANAGEMENT OF GB HOLDINGS AND ATLANTIC HOLDINGS" is incorporated herein by reference. All of GB Holdings' and Atlantic Holdings' officers and directors are citizens of the United States. The information set forth in the Proxy Statement on Annex I under the caption "EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT EMPLOYEES OF THE AFFILIATES" is incorporated herein by reference. All of the officers and directors of the Affiliates are citizens of the United States.


                   Atlantic Holdings was incorporated in the State of Delaware on October 31, 2003, and is currently a wholly-owned subsidiary of Greate Bay Hotel. Following the consummation of the Transaction, Atlantic Holdings' sole asset will be 100% of the membership interests in ACE Gaming. As a result of the Transaction, ACE Gaming will own substantially all of the assets currently owned by Greate Bay Hotel and GB Holdings except an amount of cash paid to holders of Existing Notes that elect to exchange for New Notes which constitutes The Sands Hotel and Casino located in Atlantic City, New Jersey.

                   Except as set forth on Annex I of the Proxy Statement, during the last five years, neither GB Holdings, Atlantic Holdings, nor, to their knowledge, GB Holdings' or Atlantic Holdings' directors or executive officers, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.


ITEM 4.      TERMS OF THE TRANSACTION

             (a) Material Terms. The information set forth in Item 1 above and the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SUMMARY," "SPECIAL FACTORS", "THE TRANSACTION," "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION" and "ANTICIPATED ACCOUNTING TREATMENT" is incorporated herein by reference.

             (c)   Different Terms. None.

             (d)   Appraisal Rights. None.

             (e)   Provisions for Unaffiliated Security Holders. None.

             (f)   Eligibility for Listing or Trading. Not applicable.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

             (a)   Transactions. None.

           (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the captions "SUMMARY -- Background of the Transaction" and "SPECIAL FACTORS -- Interests of Certain Directors and Management in the Transaction" is incorporated herein by reference.

             (e) Agreements Involving the Securities. The information set forth in the Proxy Statement under the caption "EXECUTIVE COMPENSATION OF ATLANTIC HOLDINGS, GB HOLDINGS AND ITS SUBSIDIARIES" is incorporated herein by reference.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

             (b)   Use of Securities Acquired. Not applicable.

             (c) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY-- Background of the Transaction" and "SPECIAL FACTORS-- Background of the Transaction" is incorporated herein by reference. Other than as set forth above there are no plans, proposals, or negotiations that would result in: any material change in the present dividend rate or policy, or indebtedness or capitalization of GB Holdings; any change in the present board of directors or management of GB Holdings; the common stock of GB Holdings becoming eligible for termination of registration under
                   Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; the acquisition or disposition by any person of securities of GB Holdings; or any changes in GB Holdings' certificate of incorporation, bylaws or other governing instruments or other action that could impede the acquisition of control of GB Holdings.


ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

             (a) Purposes. The information set forth in the Proxy Statement under the captions "SUMMARY -- Background of the Transaction," "SPECIAL FACTORS -- Background of the Transaction," "SPECIAL FACTORS -- Potential Benefits Associated with the Transaction," "SPECIAL FACTORS -- Recommendation of the Special Committee" is incorporated herein by reference.

             (b) Alternatives. The information set forth in the Proxy Statement under the caption "SUMMARY -- Background of the Transaction" is incorporated herein by reference.

             (c) Reasons. The information set forth in the Proxy Statement under the captions "SUMMARY -- Reasons for the Transaction," "SPECIAL FACTORS -- Recommendations of the Board of Directors," "SPECIAL FACTORS -- Potential Benefits Associated with the Transaction," "SPECIAL FACTORS -- Recommendation of the Special Committee" and "SPECIAL FACTORS - Opinion of Libra Securities" is incorporated herein by reference.

             (d) Effects. The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION", "SUMMARY -- Background of the Transaction," "SPECIAL FACTORS -- Recommendations of the Board of Directors," "SPECIAL FACTORS -- Potential Benefits Associated with the Transaction," "SPECIAL FACTORS -- Recommendation of the Special Committee," "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION" and "ANTICIPATED ACCOUNTING TREATMENT" is incorporated herein by reference.

ITEM 8.       FAIRNESS OF THE TRANSACTION

           (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SUMMARY -- Background of the Transaction," "SPECIAL FACTORS -- Background of the Transaction," "SPECIAL FACTORS -- Potential Benefits Associated with the Transaction," "SPECIAL FACTORS -- Recommendation of the Special Committee", "SPECIAL FACTORS -- Recommendation of the Board of Directors of GB Holdings", "SPECIAL FACTORS -- Recommendation of the Board of Directors of Atlantic Holdings", "SPECIAL FACTORS--Position of the Entities Controlled by Carl C. Icahn as to Fairness of the Transaction", and "SPECIAL FACTORS -- Opinion of Libra Securities" is incorporated herein by reference.

             (c) Approval of the Security Holders. The information set forth in the Proxy Statement under the caption "THE TRANSACTION -- Conditions to the Completion of the Transaction" is incorporated herein by reference.

             (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-- Background of the Transaction" is incorporated herein by reference.

             (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Recommendations of the Special Committee", "SPECIAL FACTORS -- Recommendations of the Board of Directors of GB Holdings", "SPECIAL FACTORS -- Recommendations of the Board of Directors of Atlantic Holdings" is incorporated herein by reference.

             (f)   Other Offers. None.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

           (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Transaction", "SPECIAL FACTORS -- Recommendations of the Special Committee" "SPECIAL FACTORS -- Recommendations of the Board of Directors of GB Holdings" and "SPECIAL FACTORS -- Opinion of Libra Securities" is incorporated herein by reference. The fairness opinion will be made available to the stockholders of GB Holdings (or any representative who has been so designated in writing) for inspection and copying at GB Holdings, Inc., c/o Sands Hotel & Casino, Indiana Avenue & Brighton Avenue, Atlantic City, New Jersey 08401, during regular business hours. The written materials presented by Libra Securities, LLC to the Board of Directors of GB Holdings are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

ITEM 10.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

              (a) Source of Funds. The Transaction will be funded with working capital from GB Holdings. The total amount of working capital of GB Holdings to be used in connection with the Transaction is $648,000.

              (b)  Conditions. None.

              (c) Expenses. GB Holdings will pay all of the expenses and fees relating to the Transaction, which expenses and fees are as follows:

                    EXPENSE/FEE                                  ESTIMATED AMOUNT
                    -----------                                  ----------------
                    Solicitation Agent                                      $5,000
                    Exchange Agent                                          $5,000
                    Information Agent                                       $5,000
                    Legal Fees                                            $250,000
                    Accounting Fees                                       $100,000
                    Financial Advisor                                     $200,000
                    Registration Fees                                      $13,000
                    Printing                                               $65,000
                    Mailing                                                 $5,000
                                                                        -----------
                        TOTAL:                                            $648,000


              (d)  Borrowed Funds. Not applicable.

ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY

              (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ATLANTIC HOLDINGS AND GB HOLDINGS" is incorporated herein by reference.

              (b)  Securities Transactions. None.

ITEM 12.      THE SOLICITATION OR RECOMMENDATION

              (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Interests of the Directors and Management of GB Holdings in the Transaction" is incorporated herein by reference.

              (e) Recommendation of Others. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Recommendation of the Board of Directors of GB Holdings" and "SPECIAL FACTORS -- Recommendation of the Special Committee" is incorporated herein by reference.

ITEM 13.      FINANCIAL INFORMATION

              (a) Financial Information. The information contained in the Proxy Statement under the captions "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GB HOLDINGS" is incorporated herein by reference. GB Holdings' audited financial statements as of and for the years ending December 31, 2001 and 2002 contained in its Annual Report on Form 10-K are incorporated herein by reference. GB Holdings' unaudited statements as of and for the nine-month period ending September 30, 2003 contained in its Quarterly Report on Form 10-Q are incorporated herein by reference.

                   These financial statements can be inspected at The American Stock Exchange, 86 Trinity Place, New York, NY 10006, 212-306-1000. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding GB Holdings and, after completion of the Transaction, Atlantic Holdings. The address of the SEC's Web site is http://www.sec.gov.

              (b) Pro Forma Information. The information contained in the Proxy Statement under the caption "COMPARATIVE UNAUDITED HISTORICAL AND PRO FORMA PER SHARE DATA" is incorporated herein by reference

ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

           (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Transaction," "SPECIAL FACTORS -- Recommendations of the Special Committee" "SPECIAL FACTORS -- Recommendations of the Board of Directors of GB Holdings" and "SPECIAL FACTORS -- Opinion of Libra Securities" is incorporated herein by reference.

ITEM 15.      ADDITIONAL INFORMATION

             The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.      EXHIBITS

              (a) Preliminary Proxy Statement and Registration Statement of Atlantic Coast Entertainment Holdings, Inc. on Form S-4/A, Registration Number 333-110484, filed with the SEC on February 13, 2004 ("S-4"), is incorporated herein by reference.

              (b)  Not applicable.


           (c)(1) Opinion of Libra Securities, dated July 14, 2003 (incorporated herein by reference to Annex I to the S-4).

           (c)(2) Materials presented by Libra Securities to the Board of Directors of GB Holdings on July 14, 2003.

              (d)  Not applicable.

              (f)  Not applicable.

              (g)  Not applicable.

                                   SIGNATURES

             After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.


                        /s/ Carl C. Icahn
                        -----------------
                        Carl C. Icahn, Individually


                        GB HOLDINGS, INC.


                        By:     /s/ Richard P. Brown
                                --------------------------------
                                Name:  Richard P. Brown
                                Title: Chief Executive Officer

                        ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.

                        By:     /s/ Richard P. Brown
                                --------------------------------
                                Name:  Richard P. Brown
                                Title: Chief Executive Officer


                        CYPRUS, LLC
                               By:  BARBERRY CORP.
                               Title: Managing Member


                               By: /s/ Edward E. Mather
                                   --------------------------------
                                   Name:  Edward E. Mather
                                   Title: Authorized Signatory

                        STARFIRE HOLDING CORPORATION


                               By: /s/ Robert J. Mitchell
                                   ----------------------
                                    Name:  Robert J. Mitchell
                                    Title: Authorized Signatory

                        BARBERRY CORP.


                               By: /s/ Edward E. Mather
                                   --------------------
                                   Name:  Edward E. Mather
                                   Title: Authorized Signatory

                        AMERICAN REAL ESTATE HOLDINGS LIMITED
                        PARTNERSHIP

                               By:  American Property Investors, Inc., its
                                    general partner


                               By: /s/ Martin Hirsch
                                   --------------------------
                                   Name:   Martin Hirsch
                                   Title:  Executive Vice President



                        AMERICAN REAL ESTATE PARTNERS L.P.

                               By:  American Property Investors, Inc., its
                                    general partner


                               By: /s/ Martin Hirsch
                                   ---------------------------
                                   Name:  Martin Hirsch
                                   Title: Executive Vice President


                        AMERICAN PROPERTY INVESTORS, INC.

                               By:  /s/ Martin Hirsch
                                    ---------------------------
                                    Name:  Martin Hirsch
                                    Title: Executive Vice President


                        BECKTON CORP.

                               By:   /s/ Edward E. Mattner
                                     ---------------------------
                                     Name:  Edward E. Mattner
                                     Title: Authorized Signatory